650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 13, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Barbara C. Jacobs

Ivan Griswold

Maryse Mills-Apenteng

Frank Knapp

Craig Wilson

Re:                             Talend S.A.
Amendment No. 2 to Confidential Draft Registration Statement on Form F-1
Submitted May 20, 2016
CIK No. 0001668105

Ladies and Gentlemen:

On behalf of our client, Talend S.A. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2016, relating to the above-referenced Amendment No. 2 to Confidential Draft Registration Statement on Form F-1.  We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”).  For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 20, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

austin   beijing    boston   brussels   hong kong    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc   wilmington, de

Division of Corporation Finance

June 13, 2016

Risk Factors

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls, page 35

1.                                      You disclose on pages 35 and 36 that you voluntarily notified the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of Treasury’s Office of Foreign Assets Controls that you may have exported products in violation of U.S. export control and sanctions laws.  Please tell us the countries to which you exported the products.

The Company advises the Staff that, as noted in the Staff’s question, the Company voluntarily notified the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) and the U.S. Department of Treasury’s Office of Foreign Assets Controls (“OFAC”) that it may have exported certain products in potential violation of the export control and sanctions regulations. The Company, a French company with foreign-origin products, did not fully understand the applicability of U.S. export controls and sanctions laws to its business and products and, during the diligence process for this offering learned that it may have violated the BIS’s Export Administration Regulations (“EAR”) and OFAC economic sanctions regulations.  Specifically, prior to its implementation of IP address blocking, the Company allowed a limited number of downloads of free 30-day trials of certain commercial software and downloads of its open source software to persons in Iran, Syria, Cuba, and Sudan.  All of the downloads were at no cost and were of foreign-origin software. The Company completed its full implementation of IP address blocking in early May 2016.

The Company further advises the Staff that it also believes it may have made some technical violations of the EAR by making exports of its commercial software and open source software from the United States to foreign countries, other than the embargoed countries, prior to obtaining its encryption registration number (“ERN”) from BIS and submitting its license exception TSU notification to BIS.  The Company obtained its ERN on March 11, 2016 and filed its TSU notification on March 14, 2016.  As a result, the commercial software is now eligible for export to all countries, except the embargoed countries, under license exception ENC of the EAR and the open source software is now not subject to the EAR.

The Company advises the Staff that, as noted above, the Company implemented IP address blocking and, as a result, now even downloads of the open source software to IP addresses associated with an embargoed country are blocked from the Company’s servers.

Division of Corporation Finance

June 13, 2016

2.                                      You disclose on page 107 that you do business in the Middle East.  Iran and Syria, located in the Middle East, and Sudan, which can be included in references to the Middle East, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements.  For instance, you identify General Electric and Siemens as customers.  Each of these companies has reported contacts with Iran, Syria and Sudan.  You should describe any products or services you have provided to Iran, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company advises the Staff that the Company, its subsidiaries and affiliates do not do business in Iran, Syria or Sudan.  They have never entered into any agreements, commercial arrangements, or had other contacts with the governments of Iran, Syria or Sudan or entities controlled by the governments of Iran, Sudan or Syria.  Further, they have never sold, directly or indirectly, a product to any person in Iran, Syria or Sudan. Additionally, to the best of the Company’s knowledge, the Company’s distributors, resellers and customers have never sold, exported, reexported or transferred any Company product to Iran, Syria or Sudan.  Further, as described above, the only contacts that the Company has had with Iran, Syria or Sudan are downloads of free software to persons in those countries and the Company has now blocked all such downloads from occurring from the Company’s servers.  There were a limited number of downloads of the free 30-day software trials.  There were 36 downloads of free trials of either Big Data, Data Integration or Integration for Cloud by persons in Iran, 24 downloads of either Big Data, Data Integration or Integration for Cloud by persons in Sudan, five downloads of Big Data or Data Integration by persons in Syria, and three downloads of Big Data or Data Integration by persons in Cuba.  At the end of the 30-day free trial, a person’s access to the software is terminated.  Thus, there is no continuing use of or access to the software by the persons with IP addresses associated with an embargoed country.

3.                                      Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Division of Corporation Finance

June 13, 2016

The Company advises the Staff that its contacts with Iran, Syria and Sudan were not and are not material and do not constitute a material investment risk for its security holders.  As described above, the Company does not have any operations or business associated with Iran, Syria or Sudan. The Company has never entered into any agreements, commercial arrangements, or had other contacts with the governments of Iran, Syria or Sudan or entities controlled by the governments of Iran, Sudan or Syria.  Further, the Company has never sold, directly or indirectly, a product to any person in Iran, Syria or Sudan and to the best of the Company’s knowledge, the Company’s distributors, resellers and customers have never sold, exported, reexported or transferred any Company product to Iran, Syria or Sudan.  The Company’s only contacts have consisted of a limited number of free 30-day software trials and at the end of the 30-day free trial, a person’s access to the software is terminated.   Additionally, the Company has implemented IP address blocking that prohibits persons with IP addresses associated with an embargoed country from downloading any software from the Company’s servers and the Company did not generate any revenue from any of the downloads by persons with IP addresses associated with Iran, Syria or Sudan.  As described above, all of the downloads were of free software.  Thus, the Company advises the Staff that it does not believe that there will be any adverse impact on investor sentiment from the downloads of the free software by persons with IP addresses associated with Iran, Syria or Sudan.

4.                                      We note that your products include encryption software.  Please tell us whether any of the contacts with Iran, Syria and Sudan you discuss in response to the comments above involve dual use products or components.

The Company advises the Staff that, as dual use is a term used to describe products subject to the EAR, it is interpreting the Staff’s comment to ask whether the software downloaded was subject to the EAR.  The Company further advises the Staff that the open source software is not subject to the EAR.  The downloads of the 30-day free software trials were made from servers in the United States and, thus, were subject to the EAR and considered a dual use product.

Division of Corporation Finance

June 13, 2016

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

5.                                      Please revise the tables on pages F-38, F-39, F-40, F-57, F-58, and F-59 to give effect to the 1-for-8 reverse share split.

The Company advises the Staff that the Company intentionally did not adjust the tables referenced in the Staff’s comment to give effect to the 1-for-8 reverse share split. Pursuant to the terms of Article L. 228-99 of the French Commercial Code, the impact of the 1-for-8 reverse share split on the Company’s share options, employee warrants (BSPCE) and non-employee warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and non-employee warrants (BSA) will exercise eight (8) options or warrants for one (1) of the Company’s new ordinary shares. The Company advises the Staff that the number of outstanding share options, employee warrants (BSPCE) and non-employee warrants (BSA) has therefore not changed due to the 1-for-8 reverse share split. Further, the Company advises the Staff that the exercise price for each option or warrant that has been granted has also not changed. In response to the Staff’s comment, the Company has revised the disclosures on pages 10, F-8, F-33, F-38, F-54 and F-57 of the Registration Statement to clarify that the 1-for-8 reverse share split impacted the conversion rate of the options and warrants and not the outstanding amounts of the options and warrants.

Note 3.  Summary of significant accounting policies

(e) Revenue recognition, page F-11

6.                                      We note that page F-12 omits the disclosure added to your prior filing in response to prior comment 22 of our letter dated April 12, 2016.  Please restore this disclosure or explain the basis for the omission.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Registration Statement to restore the disclosure added to its prior filing in response to prior comment 22 of the Staff’s letter dated April 12, 2016.

Note 9. Income tax, page F-26

7.                                      We note that the table on page F-27 omits the revision made to your prior filing in response to prior comment 24 of our letter dated April 12, 2016.  Please restore this revision or explain the basis for the omission.

Division of Corporation Finance

June 13, 2016

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Registration Statement to restore the disclosure added to its prior filing in response to prior comment 24 of the Staff’s letter dated April 12, 2016.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler, Esq.

cc:                                Michael Tuchen, Talend S.A.

Thomas Tuchscherer, Talend S.A.

Aaron Ross, Talend S.A.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP

Gregoire Menou, KPMG S.A.

Jacques Pierre, KPMG S.A.